July 12, 2007

Re:	Hitachi, Ltd. Form 20-F for Fiscal Year Ended March 31, 2006 File No. 001-08320

Mr. Terence O’Brien

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-7010

Dear Mr. O’Brien:

We respectfully submit this letter in response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) via letter dated June 21, 2007, relating to Hitachi, Ltd’s response to Staff comment letter dated June 12, 2007 concerning Hitachi, Ltd’s Form 20-F for the fiscal year ended March 31, 2006, filed on August 7, 2006.

Regarding our responses to your comments, Hitachi, Ltd. recognizes and acknowledges the following:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Set forth below are our responses to the Staff comments. For your convenience, we have restated the comments from the Staff in italicized type and have followed each comment with our response thereto.

General

1. We note your responses to comment 6 from our letter of May 10, 2007 and the statement that “if a product is subject to the EAR on the Commerce Control List, the transaction is given heightened scrutiny regarding the identity of the customer, and the uses and final destination of the product.” Please briefly describe any CCL and dual-use products that you have delivered into T-5 countries, identifying the nature of the products and the countries to which they were exported or re-exported. Please expand your qualitative materiality analysis to take into account any such sales of CCL and dual-use items to countries that the U.S. State Department has identified as a state sponsor of terrorism.

We respectfully note that we have not delivered “items subject to the EAR” or have not delivered “CCL products” to countries that the U.S. State Department has identified as a state sponsor of terrorism. Accordingly, our qualitative materiality analysis remains unchanged and we do not believe that our activities in these countries have any material effect on our reputation or our share value.

Please contact Theodore Paradise or Jeremy Entwisle of Davis Polk & Wardwell, our outside US counsel, with any questions you may have regarding this letter.

Sincerely yours,

/s/ Masahiro Hayashi
Masahiro Hayashi Executive Vice President and Executive Officer Hitachi, Ltd.